As filed with the Securities and Exchange Commission on August 11, 1999. Registration No.

        UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549


FORM 10-SB

General Form for Registrants of Securities of Small Business Issuers Under Section 12 (b) or (g) of the Securities Exchange Act of 1934

GLOBAL WEB, INC.
(Name of Small business Issuer in its charter)

Utah
State or other jurisdiction of Incorporation or organization.

87-0427550
I.R.S. Employer Identification No.

11781 South Lone Peak Parkway, No. 110
Draper, Utah 84020
(Address of principal executive offices)(Zip code)

Issuer's telephone number: (801)523-1003

Securities to be registered under Section 12 (b) of the Act:
Title of each security            Name of each exchange on which
to be registered:                 Each class is to be registered:
 N/A                               N/A

Securities to be registered under Section 12 (g) of the Act:
Common Stock, par value of $.001 per share.
  (Title of class)

                         GLOBAL WEB, INC.

                            FORM 10-SB

                        TABLE OF CONTENTS
                                                             PAGE
                              PART I
ITEM 1. Description of the Business .......................

ITEM 2. Management's Discussion and Analysis of Plan of
          Operation .......................................

ITEM 3. Description of Property ...........................

ITEM 4. Security Ownership of Certain Beneficial
          Owners and Managers .............................

ITEM 5. Directors, Executive Officers, Promoters,
          And Control Persons .............................

ITEM 6. Executive Compensation ............................

ITEM 7. Certain Relationships and Related Transactions ....

ITEM 8. Description of Securities .........................

                             PART II

ITEM 1. Market Price of and Dividends on Registrant's
          Common Equity and Other Shareholder Matters .....

ITEM 2. Legal Proceedings .................................

ITEM 3. Changes in and Disagreements with Accountants .....

ITEM 4. Recent sales of unregistered securities ...........

ITEM 5. Indemnification of Directors and Officers .........

                             PART F/S
Financial statements ......................................

                             PART III

ITEM 1. Index to Exhibits .................................

ITEM 2. Description of exhibits ...........................

Signatures ................................................

                              PART I

   Except as otherwise specified, the information in this Registration reflects the 100 to one reverse stock split of the Common Stock in March 1999.

ITEM 1.

Business Development

   Global Web, Inc. (the "Company") was organized on September 6, 1985, under the laws of the State of Utah as BP 150, Inc., having the purpose of investing in a business opportunity. The Company sold 150,000 shares of its common stock in a public offering in January 1986. In 1987 the Company invested its funds in a restaurant franchise area. At that time the Company changed its name to American Restaurant Management, Inc. In 1989 the restaurant venture failed. The Company was inactive from 1989 until March 1998.

   In March 1999 the Company acquired all of the issued and outstanding shares of Global Web, Inc., a Nevada corporation, in exchange for a controlling interest in the Company. Action was taken by shareholder action approving amendments to the Articles of Incorporation changing the name of the Company to Global Web, Inc., and changing the capitalization to 95,000,000 shares with 90,000,000 shares of Common Stock, par value of $.001 per share and 5,000,000 shares of Preferred Stock, par value of $.001 per share. Also, the reverse split was approved. New directors were appointed.

     Global Web was incorporated in August 1997. Global Web develops and markets Internet services to Internet users and prospective users. In particular, Global Web provides services to customers who believe that the Internet will assist their business or that the Internet may be used to market products and services.

     Presently the Company is servicing approximately 3,000 subscribers. The Company hosts web site and has developed software programs which assist its customers to establish their web sites and to help them do transactions on the Internet. The Company has "Web Builder" and "Virtual Shopper". Web Builder helps design and establish web pages. Virtual Shopper is a

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service that assists paying for purchases of products and services on the
Internet. The Company has under consideration other projects relating to commerce and use of the Internet.

   The Company develops and markets Internet services to Internet users and prospective users. In particular, the Company provides services to customers who believe that the Internet will assist their business or that the Internet may be used to market products and services. Presently the Company is servicing approximately 3,000 subscribers. The Company hosts web sites and has developed software programs which assist its customers to establish their web sites and to help them do transactions on the Internet. The Company has "Web Builder" and "Purchase Here". Web Builder helps design and establish web pages. Purchase Here is a service that assists paying for purchases of products and services on the Internet. The Company has under consideration other projects relating to commerce and use of the Internet which have not been fully developed.

  The Company's products are called the "Purchase Here," "Web Builder," and "RTDB" which stands for Real Time Internet Database. All products are related to or are used on the Internet. Purchase Here allows people to shop on the Internet and purchase items from different vendors. The customer using Purchase Here pays for the purchases at one time using a credit card or by check. Purchase Here is used in connection with a national merchant account vendor. The Company has different variations of the Purchase Here with additional features and enhancements. These products are bundled with other products relating to eCommerce.

  Web Builder allows a customer to build a web page according to choices available provided in the software. Much of the web page is assembled by making selections and then designated the choice from the selection offered. The options offered are menu based and the customer selects merely by pointing and clicking. Options include such things as background colors, type faces for text, page location, and graphics. Through the software a customer may make changes to the web page as needed or desired.

  The Company has a web-based real-time database accessible through the Internet. This product allows customers in a secured environment to search (by different options), open, edit, update, and delete information, such as customer records, using an Internet connection and any web browser. When changes are submitted to the database record, the results are posted on a real-time basis. The changes are instantly made on the web server. Changes to the database can be accessed by anyone with

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authorization to the web site.  The data comprising the database may be customized according to customer specifications and requirements. Also, specific reports can be created based on the information in the database.

  The Company has under evaluation other services to be offered through the Internet or which relate to the use of the Internet.

  The Company has recently made a trademark filing for one of its products and anticipates making other filings in the future. The Company has made only a preliminary search regarding the availability and its rights to these names. The Company's rights to these names may be challenged in the future by others which may adversely affect the Company's business.

  The Company will host for customers using their own domain name or URL or Uniform Resource Locator.

Competition

  The Company's competitors are diverse. Several large, well-capitalized companies and numerous small companies compete in providing services relating to the Internet. Many of these competitors have greater financial resources and more experienced personnel which enables these competitors to have greater credibility and viability in the market.

Services

  The Company offers different packages to assist businesses and individuals to establish web pages and web sites. The price per month ranges from approximately $14.95 to $200.00. The packages differ by the services provided such as numbers of web pages, E-mail accounts, classified ads, number of graphics, and other eCommerce services provided. Also, the Company provides other services depending on the package of services selected such as consultation, monthly online newsletter, and online training. Generally the Company provides guidance to subscribers to assist in the development and use of web sites and web pages. The Company for a fee anticipate providing additional training. The Company's experience has been to sell more services in the lower price ranges.

Mall Accounts

  Presently the Company is servicing for Stargate Global, Inc., approximately 100 accounts that participate on the Stargate

Marketplace, an Internet mall. The Company services these accounts for its costs plus ten per cent. Over time the number of subscribers to StarGate Marketplace has declined.

Marketing

  The Company presently markets its product through seminars, telemarketing firms and resellers. Historically, the Company's primary emphasis for gaining new subscribers or customers has been through business opportunity seminars. The sponsor of the seminar sells the Company's products with other products. At the seminar web sites are sold as a business opportunity. The purchaser then becomes a reseller of web sites and eCommerce services and Internet services. Although arrangements have differed significantly, the seminar sponsor typically keeps at least more than half of the revenues generated and the Company receives the remainder and the monthly fee and cost for hosting the web sites.

  The Company intends to sponsor the seminars with others on a preliminary basis. It is hoped that these seminars will be successful. The Company will be responsible for a portion of the up-front costs such as printing, postage, site rental, and travel expenses, but will receive the revenues generated from sales of its products and services. The Company will also have to pay commissions.

  To stage a business opportunity seminar a site for the seminar is selected. Typically a lecture hall at a hotel is reserved for a date certain. Then the sponsor secures mailing lists for persons who may have interest to attend a business opportunity seminar. The sponsor then mails advertising materials to the people on the mailing list. Advertisements may also be placed in the local newspapers. The seminar is held as planned and the products are presented and sold.

  Business opportunity seminars are regulated by both federal and state agencies. The Company intends to comply with all applicable laws. Also, the Company will encourage those entities with whom it deals to follow and comply with all applicable laws and regulations.

  The Company has also entered into oral agreements with telemarketing firms to market web sites and other products. The Company depending on the product or service sold receives some and up to fifty per cent of the sales. The Company continues to receive the hosting fees. These telemarketing firms contact people who have attended the seminars or who have previously used the Company's products. Also, these firms use names from other sources.

  The Company may also allow other companies to use its products under a different name. This is in essence a "private label". Through others the Company offers to sell web sites to distributors and potential distributors. The Company has the obligation to be responsible for the services it is providing. Compensation will be negotiated on a case by case basis.

  The Company markets its Purchase Here through other companies. These products are bundled with other products and then sold. The Company receives a portion of the revenues for including Purchase Here in the bundle of services.

  The Company offers various packages of services depending on the number of pages included in the web site, the number of graphics, the number of Email, and limitations on text. Some packages have unlimited text. The more services provided, the higher the price. The Company offers other value-added services as well.

  The Company has under development other products which have not been completed and are still in development. No assurance can be provided that new products will be developed or successfully marketing or accepted in the marketplace and become a commercially viable product.

  The Company has plans that in the next few months it will commence to market through mass media advertising its product called ZipWeb and Beattlebug.com. ZipWeb provides a customer with a choice of web site features and characteristics that simply the process of creating a web page. Further because of the variety of choices available web sites will differ. The Company has committed limited funds to the advertising project and the Company will assess the advertising dollars spent against the revenues generated. If the revenues from the media campaign are less than anticipated, the Company may cancel or change the advertising program. Beattlebug encourages traffic to the Company's web site.

Cancellations

  The Company experiences cancellations by its subscribers. These cancellations may be permanent or may be for a limited time. In the early stages of the relationship with the Company typically thirty per cent of the subscribers cancel. Once the accounts become established, the Company experiences a lower rate
cancellations.   The Company has not had sufficient operating experience to determine cancellation patterns or percentages. Management believes it is vital and essential that the Company continue to add new subscribers regularly. If the Company failed to add new subscribers, it subscriber base over time will decrease causing costs to increase and profits to decline or turn to losses. Also, at times customers who have canceled reinstate the Company's service.

Merchant Account

  The Company and the other entities selling its products typically receive payments through credit cards. Because of the high volume of transactions the financial institutions at which the Company or the other entities have their merchant accounts place restrictions on the volume of credit card vouchers which can be processed or the financial institution will process the credit card vouchers and then place a hold or restriction on the funds in the accounts. These institutions are concerned about charge backs against the merchant account. A charge back occurs when the purchaser, the customer cardholder, refuses to pay for the products purchased and demands that the credit card company issue a credit for the amount billed. The restrictions or the placing of a hold on the funds in these merchant accounts may cause the Company to experience cash liquidity difficulties. The Company seeks to monitor the status of the funds in the merchant accounts so that cash flows will be sufficient to fund operations.

Government Regulation

  The Company's business activities are subject to governmental regulations. The business opportunities seminar sponsors and the telemarketing firms are
subject to regulations.   Also, the Company may be subject to the anti-
pornography provisions of the Federal Telecommunications Act. The Company's policy is not to allow pornography on the web sites it hosts. The Company intends to comply with all applicable laws and regulations.

Facilities, Equipment and Employees

  The Company has office and research facilities located in Draper, Utah. It leases approximately 5,000 square feet. The lease is for three years with lease payments subject to adjustment of approximately $3,400 per month. The Company has no product liability insurance policy for its anticipated opera-

tions. Insurance may not be available on terms and conditions which will allow the Company to obtain coverage to meet its requirements. If the Company were subject to a products liability claims or claims, the Company's financial strength may be impaired by defending or satisfying any claim.

  The Company has approximately nineteen full-time and part-time employees. These employees are web designers, software programers, customer service representatives, and administrators. The Company has computers and related equipment to develop and provide its services. Presently the equipment is adequate for the present level of operations and for anticipated future operations.

  The Company believes that inflation has little impact on its business affairs. Further, the Company believes that the year 2000 will not cause any problems or difficulties for the Company's operations. Service providers have advised the Company that they are Y2K compliant. Problems may arise from sources outside the Company which the Company may not control.

ITEM 2.Management's Discussion and Analysis or Plan of Operation.

The following information should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in the Form 10-SB.

Management's Discussion and Analysis.

  Because the Company has only a limited operating history the revenues it has experience may not continue in the future and the future operations may generate less revenues than current operations. For the sixth month period ended June 30, 1999, the Company had revenues of $1,135,772 compared to $1,180,652 for the year ended December 31, 1998, and had net income of $33,898 compared to $72,693. Total assets as of June 30, 1999, were $279,981 compare to $133,015 as of December 31, 1998. Current liabilities increased from $45,061 as of December 31, 1998 to $158,228 as of June 30, 1999. The increase in total assets resulted from increases in accounts receivable of $90,755. Accounts payable during the period increased $68,70 because of increased operations. The Company is dependent upon future sales and maintaining its present level of subscribers to fund its operations. The Company's primary objective is to increase the number of subscribers. Presently the Company has approximately 3,000 subscribers. The number of subscribers is subject to change and fluctuation because of sales and cancellations. As of June 30, 1999, the Company current ratio 1.5 compared to 1.8 as of December 31, 1998. Further, the quick ratio as of June 30, 1999, was .32 compared to .04 as of December 31, 1998.

Recent Accounting Pronouncements

  The Financial Accounting Standards Board has issued Statement of Financial Accounting Standard ("SFAS") No. 128, "earning Per Share" and Statement of Financial Accounting Standards No. 129 "Disclosures of Information About an Entity's Capital Structure." SFAS No. 128 provides a different method of calculating earnings per share than is currently used in accordance with Accounting Principles Board Opinion No. 15 "Earnings Per Share." SFAS no. 128 provides for the calculation of "Basic" and Dilutive" earnings per share. Basic earnings per share includes no dilution is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of securities that could share in the earnings of an entity, similar to fully diluted earnings per share. SFAS No. 129 establishes standards for disclosing information about an entity's capital structure.
SFAS No. 128 and No. 129 are effective for financial statements issued for periods ending after December 15, 1997.


  The Financial Accounting Standards Board has also issued SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 130 establishes standards for reporting and displaying comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS No. 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that displays with the same prominence as other financial statements. SFAS No. 131 supersedes SFAS No. 14 "Financial Reporting for segments of a Business Enterprise." SFAS No. 131 establishes standards on the way that public companies report financial information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosure regarding products and services, geographic areas and major customers. SFAS No. 131 defines operating segments as components of a company about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

  SFAS Nos. 130 and 131 are effective for financial statements for period beginning after December 15, 1997 and requires comparative information for earlier years to be restated. Because of the recent issuance of the standard, management has been unable to fully evaluate the impact, if any, the standard may have on future financial statement disclosures. Results of operations and financial position, however, will be unaffected by implementation of the standard.

Inflation

 In the opinion of management, inflation has not had a material effect on the operations of the Company.

Risk Factors and Cautionary Statements

 The Company's operations are subject to the following risk factors.

     Company is a New Venture. The Company is a relatively new venture and lacks significant operating history. Because of its limited operating history the Company may lack stability and unforeseen problems may arise which will hinder or stifle the Company's operations and its potential growth.

     Future Funding May Be Required. The Company has had only minimal revenues. In the future the Company may require additional funding to continue operations and to have sufficient working capital to implement its any marketing plan. Future funding may be accomplished through the sale of equity securities or some form of borrowing, such as promissory notes. No assurance can be given that the Company will be able to obtain future funding at all or on terms and conditions acceptable to the Company. No assurance can be given that the Company will operate profitably in the future or that its products and services will be accepted in the marketplace.

    Dependence Upon Key Personnel. The Company is substantially dependent upon the efforts and abilities of its officers, Lee Burbidge and Brae Burbidge. The loss of the services of any of these individuals would materially and adversely affect the operations and financial condition of the Company. At present, the Company has no key-man life insurance on its officers or key personnel.

    Experience of Management. Management of the Company has only limited business experience. Also, management has no experience in operating a public company. In implementing a successful marketing plan for the Company's services, management lacks

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experience. Additional management skills and knowledge will be required to operate the Company's business profitably if sales volumes and revenues increase, and the number of employees grows.

    Risk of Obsolescence. The Company's products and services may become obsolete as products and procedures are developed by others. The Company's services may become obsolete at any time. The Company is engaged in providing products relating to the creating and hosting of web site and web pages.
These activities are subject to strong competition.

  This Registration Statement contain certain forward-looking statements. The Company wishes to advise readers that actual results may differ substantially from such forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by the statements, including but not limited to, the following: the ability of the Company to maintain a sufficient customer base to have sufficient revenues to fund and maintain its operations., the ability of the Company to meet its cash and working capital needs, to have sufficient revenues to continue operations.

ITEM 3. Description of Property

  This information required by this Item 3, Description of Property as set forth in Item 1 - Description of Business, of this Form 10 SB/A.

ITEM 4.Security Ownership of certain beneficial Owners and Management

   The following table sets forth information, to the best of the Company's knowledge, as of June 30, 1999, with respect to each person known by the Company to own beneficially more than 5% of the issued and outstanding common stock, each director and all directors and officers as a group.

Name and Address         Amount and Nature of           Percent
of Beneficial Owner      Beneficial Ownership         Of Class(1)

      Lee Burbidge                 2,000,000              23
      Brae Burbidge                2,000,000              23
      Bret Burbidge                2,000,000              23
      Wallace Boyack               2,408,490              28

      All Executive Officers &     4,000,000              46
        Directors as a Group

     (1) Based on 8,564,500 shares of common stock outstanding as of June 31, 1999.

ITEM 5. Directors, Executive Officers, Promoters and Control Persons

  The executive officers and directors of the Company are as follows:

      Name, Age and Office
      ---------------------------
      Lee Burbidge, 58, Chairman of the Board of Directors and Secretary Brae Burbidge, 31, Director and President
      Douglas Owen 58, Director

  The following are biographical summaries of the experience of the officers and directors of the Company.

  Lee Burbidge attended the University of Utah and Brigham Young University taking courses in Hispanic-American relations, management and business. Mr. Burbidge is one of founders of the Company. Over the past twenty-five years Mr. Burbidge has been activity in real estate development for projects in which he has an interest and for others. Mr. Burbidge is the sole owner of Lee Burbidge, Inc., a corporation that offers for sale an audio-visual workbook called "For Sale by Owner", a service designed to assist individual homeowners to sell their real property without hiring a real estate agent. Mr. Burbidge is an officer and a director of StarGate Global, Inc., a Utah corporation.

  Brae Burbidge received in 1992 a bachelor of arts degree from the University of Utah in political science and accounting. Mr. Burbidge while at the University of Utah was an intern at the U.S. Supreme Court. From 1991 to 1995 he worked for Financial Freedom Report, a Utah corporation. During 1995 and 1996 he was director of seminars for Home Business Group. In 1996 he founded and developed Stargate Marketplace, an Internet mall. Mr. Burbidge is an officer and a director of StarGate Global, Inc., a Utah corporation.

  Douglas Owen attended the University of Utah Business Administration and Marketing. For the past twenty years he has specialized in real estate development and marketing in Utah, Washington, California, New York, Kentucky, Tennessee, and Arizona. Mr. Owen is a licensed real estate agent in Arizona and California. He has provided consulting services to several major corporations. Presently, Mr. Owen is the President of Uni-Med Realty Advisors, Inc.
                                13

  All directors hold office until the next annual meeting of stockholders and until their successors have been duly elected and qualified. There are no agreements with respect to the election of directors. The Company does not have any standing committees.

  None of the officers or directors of the Company has during the past five years, been involved in any events (such as petitions in bankruptcy, receiver-

ship or insolvency, criminal proceedings or proceedings relating to securities violations).

Officer Remuneration

  As of June 30, 1999, the Company had no employment contracts with any officers. Lee Burbidge and Brae Burbidge receive monthly compensation of approximately $5,000.00 each. It is anticipated that monthly salaries will continue. Lee Burbidge and Bret Burbidge do not devote all of their time to working for or consulting to the Company.

Officer and Director Compensation

  The Company's directors are not compensated for attending meetings of the Board of Directors. In the future the directors may be compensated for their services. No decision has been made as to the manner or type of future compensation.

ITEM 6. Executive Compensation

  Brae Burbidge and Lee Burbidge receive compensation of $5,000 per month. In addition, both receive assistance in the payment of the health insurance benefits. Lee and Brae Burbidge are the only employees who receive a salary at the rate of $60,000 per year.

ITEM 7. Certain Relationships and Related Transactions

  During calendar 1998 Brae Burbidge and Lee Burbidge received compensation of approximately $60,000 and $60,000 respectively. In addition, Bret Burbidge received compensation of approximately $63,500 in connection with the operation of the seminars. Lee Burbidge is the father of Brae and Bret. Wallace Boyack received compensation of approximately $4,680 for legal services. Relatives of the Burbidges, who are employees, received total compensation of less than $60,000 per year. In addition, Business Marketing Systems, Inc., a company owned and controlled by Bret Burbidge shared office space with the company in Draper, Utah, and sponsored business opportunity seminars at which the

Company's products were sold. Business Marketing Services, Inc., ceased its operations in approximately March 1999. Presently, Bret Burbidge maintains an office at the Company's offices. Bret Burbidge trades the Company leads for its seminars for the office space.

  In addition, the Company hosts an Stargate Market Place, an Internet mall owned by Stargate Global, Inc., a company owned by the four shareholders of Global. Global is paid its costs plus ten per cent for its services.

  Two children of Wallace Boyack are part-time employees of the Company. Dan Owen, the son of Douglas Owen, a director, is the Company's accountant. No one receives compensation in excess of $60,000 per year.

ITEM 8. Description of Securities

  The following table sets forth the capitalization of the Company as of June 30, 1999.


                                                    PRESENT AMOUNT
TITLE OF CLASS                AMOUNT AUTHORIZED      OUTSTANDING


Common Stock                      90,000,000          8,564,500
(par value of $.001 per share)

Preferred Stock                    5,000,000              none
(par value of $.001 per share)


            DESCRIPTION OF COMMON AND PREFERRED STOCK

  The Company is presently authorized to issue up to 95,000,000 shares of stock, 5,000,000 shares of preferred stock, par value of $.001 per share and 45,000,000 shares of common stock, par value of $.001 per share. No shares of preferred stock are issued and outstanding. As of June 30, 1999, the Company had 8,564,500 shares of common stock issued and outstanding.

  All shares of stock, when issued, will be fully-paid and nonassessable. All shares of common stock are equal to each other with respect to voting, liquidation and dividend rights. Holders of shares of common stock are entitled to one vote for each share they own at any stockholders' meeting. Holders of shares of common stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor, and upon liquidation are entitled to participate pro rata in a distribution of assets available for such a distribution to stockholders. There are no conversion, preemptive, redemption, or other rights or privileges with respect to any shares. Reference is made to the Company's Articles of Incorporation and its By-Laws as well as to the applicable statutes of the State of Utah for a more complete description of the rights and liabilities of holders of common stock. The common stock of the Company has no cumulative voting rights which means that fifty per cent of the shareholders may elect all of the directors of the Company to be elected at a shareholders meeting if they choose to do so. In such event, the holders of the remaining shares aggregating less than 50% will be unable to elect any directors. The preferred stock may be issued in series with rights and privileges as determined by resolution of the Board of Directors.

PART II

ITEM 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters

  No shares of the Company have previously been registered with the Securities and Exchange Commission. Presently the Company's shares have a listing on the National Association of Securities Dealers Electronic Bulletin Board. The Company may be delisted from the Electronic Bulletin Board on approximately August 1, 1999. When this Form becomes effective and not having any deficiencies, the Company anticipates applying for listing on the EBB. The Company's application will consist of current corporate information, financial statements and other documents as required by Rule 15c2-11 of the Securities Exchange Act of 1934, as amended. It is anticipated that a listing on the OTC Electronic Bulletin Board permits price quotations for the Company's shares to be published by such service. Prior to the date hereof the Company's shares traded from time to time on the OTC Electronic Bulletin Board. As of August 1, 1999, transactions in the Company's shares are not reported on the EBB.
The table below states the closing high and low bid prices at which the Company's shares of common stock were quoted during the quarter identified. The trades are in U.S. dollars but may be inter-dealer prices without retail mark-up, mark down, or commission and may not even represent actual trades.

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               High      Low
              ------     -----
1998
----

December 31    $6.25     $6.25

1999
----

March 31      $6.25      $.20
June 30       $1.75      $.50

The Company's shares may be volatile and subject to broad price movements.

   Further, the Company's shares are subject to the provisions of Section 15(g) and Rule 15g-9 of the Securities Exchange Act of 1934 ("Exchange Act"), commonly referred to as the "Penny Stock" rule. Section 15(g) states certain requirements for transactions in penny stocks and Rule 15g-9(d)(1) incorporates the definition of penny stock as used in Rule 3a51-1 of the Exchange Act.

  Generally a penny stock is defined as any equity security that has a market price of less than $5.00 per share, subject to certain limited exceptions. Rule 3a51-1 provides that any equity security is considered to be a penny stock unless that security is registered and traded on a national securities exchange meeting certain criteria set by the Commission; authorized for quotation on The NASDAQ Stock Market; issued by a registered investment company; excluded from the definition on the basis of price (at least $5.00 per share) or the issuer's net tangible assets; or exempted from the definition by the Commission. Once shares are deemed to be a penny stock, trading in the shares then becomes subject to additional rules relating to sales practices for broker-dealers who sell penny stocks to persons other than established customers and accredited investors. An accredited investor has assets in excess of $1,000,000 or annual income exceeding $200,000, or with spouse annual income of $300,000.

  For transactions covered by these rules, broker-dealers must make a special suitability determination for the purchase of such securities and must have received prior to the purchase the purchaser's written consent for the transaction. Additionally, for any transaction involving a penny stock, unless exempt, he rules require the delivery of a risk disclosure document relating to the penny stock market prior to the first transaction. A broker-dealer must also disclose the commissions payable to both the broker-dealer and the registered representative, and current quotations for the security. Finally, monthly statements must be sent disclosing recent price information for the penny stocks held in the account and information on the limited market in penny stocks. These rules may restrict the ability of broker-dealers to trade and/or maintain the Company's common stock and may affect the ability of shareholders to sell their shares.

   As of June 30, 1999, there were approximately 89 holders of record of the Company's common stock, which number does not include shareholders whose certificates are held in the name of Broker-dealers or other nominees.

  Before the reverse split of 100 for 1 which became effective on March 8, 1999, the Company has 56,450,000 of common stock issued and outstanding.
After the reverse split and the closing of the transaction there will be 8,564,500 shares of common stock issued and outstanding. One person who may be deemed an affiliate of the Company (as the term "affiliate"is defined in the Act) presently owns approximately 408,490 shares which are eligible for resale pursuant to the provisions of Rule 144 promulgated under the Securities Act of 1933. Generally Rule 144 provides that a person or persons who acquired stock in a non-public transaction and has owned the stock for more than one year prior to the proposed sale may sell within a three month period no more than one per cent of the then issued and outstanding shares of common stock or the average weekly reported trading volume on all national securities exchange and through NASDAQ during the four calendar weeks preceding the proposed sale. Up to 85,645 shares owned by the shareholder may be sold pursuant to the provisions of Rule 144 during a three month period. Any shares sold pursuant to Rule 144 may adversely affect the market price of the Company's common stock. Sales under Rule 144 may adversely affect the market price for the shares of the Company's common stock in any market that may exist.

   The Company issued 8,000,000 shares to acquire the shares of Global Web, Inc. on or about March 8, 1999. The Company believes that this transaction was exempt from registration under the Act pursuant to Section 4(2). The other shares were issued prior to 1990. The Company believes that these prior issuances are not relevant to the registration statement.

Dividend Policy

  The Company has not declared nor paid cash dividends nor made distributions in the past. The Company does not anticipate that it will pay cash dividends or make distributions in the foreseeable future. The company currently intends to retain and invest any future earning to finance operations.

ITEM 2. Legal Proceedings

     In July 1998 Global Web, Inc., a Nevada corporation and a wholly owned subsidiary of the Company, Brae Burbidge and Lee Burbidge were named as defendants in an adversary proceeding complaint filed in the bankruptcy proceeding of Laservend, Inc. The litigation is in the federal bankruptcy court in Utah and is captioned Gary E. Jubber v. Brae Burbidge et al. having docket no Bankruptcy No. 97A-26878 and Adversary Proceeding No. 98PA-2239.
The action seeks to recover the value of an asset which it is claimed was taken from LaserVend. Management believes the claims lack merit and intends to vigorously defend the allegations. Even though the attorney representing the Defendants believes that the defense of the litigation will be successful, no assurance can be given that when the matters are adjudicated that the defendants will not be found to have liability and have damages assessed against them individually or collectively including the Company's wholly owned subsidiary.

   In April 1999 the Company in the state courts of Utah commenced an action captioned Global Web, Inc. v. Home Business Solutions, Inc. and Joseph Appleton seeking to enforce a contract between Global and Home and seeking damages against Appleton for the appropriation of sensitive and confidential information of Global Web. Home Business has filed a counterclaim seeking damages from Global. Also, in April 1999 Global Web was named as a defendant in an action captioned Hudson Printing Company v. Global Web, Inc. seeking collection. Global believes that the litigation lacks merit, has filed a counterclaim and intends to defend the matter vigorously.

ITEM 3. Changes in and disagreements with Accountants

   There have been no changes in or disagreements with accountants.

ITEM 4. Recent Sales of Unregistered Securities

    On March 8, 1999, the Company issued a total of eight million shares to the shareholders of Global Web, Inc., to acquire all of the issued and outstanding shares of that corporation. This stock issuance was not registered with the Commission because it was believed to be exempt fro the registration requirements of the Act under Section 4(2). No other shares of the Company's common stock have been issued during the preceding three fiscal years.

ITEM 5. Indemnification of Directors and Officers

   As permitted under the statutes of the State of Utah the Company has the power to indemnify any officer or director who, in their capacity as such is made a party to any suit or proceeding, whether criminal, civil or administrative if such director or officer acted in good faith and in a manner reasonably believed to be in, or not opposed to, the corporation's best interests. Advances of expenses is permitted pursuant to Section 16-10a-904 of the Utah Code. Further, the Utah Code allows for the purchase of liability insurance for officers and directors.

Transfer Agent

     The Company's Transfer Agent is Atlas Stock Transfer Company, 5899 South State Street, Murray, Utah 84106, telephone number 801-266-7151.

PART FINANCIAL STATEMENTS

   The Company's financial statements for the fiscal years ended December 31, 1998 and 1997 have been examined by Orton and Company. Also, provided are pro forma financial statements showing the effect of the acquisition of Global Web, Inc., in March 1999. Unaudited financial statements for the six month period ended June 30, 1999, are included which were prepared by the Company.




                         GLOBAL WEB, INC.

                Consolidated Financial Statements

            June 30, 1999, December  31, 1998 and 1997

                  <Letterhead of ORTON & COMPANY
                 _______________________________
                   Certified Public Accountants
                    A Professional Corporation
     50 West Broadway, Suite 1130, Salt Lake City, Utah 84101
                (801)537-7044, Fax (801) 363-0615>


                   INDEPENDENT AUDITOR'S REPORT

To the Stockholders of
Global Web, Inc.

We have audited the accompanying consolidated balance sheets of Global Web, Inc. (a Utah corporation) as of December 31, 1998 and 1997 and the related consolidated statements of operations, stockholders' equity, and cash flows for the periods then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Global Web, Inc. as of December 31,1998 and 1997 and the results of its operations and its cash flows for the periods then ended in conformity with generally accepted accounting principles.

The consolidated financial statements for the period ended June 30, 1999 was not audited by us, and, accordingly we do not express an opinion or any other form of assurance on them.

/s/ Orton & Company

Orton & Company
Salt Lake City, Utah
August 3, 1999

                 Global Web, Inc. and Subsidiary
                   Consolidated Balance Sheets


                              ASSETS
                             -------

                                  June 30,             December 31,
                                    1999            1998           1997
                                -------------- -------------- ---------------
CURRENT ASSETS                   (Unaudited)

  Cash                          $      50,834  $       2,189  $        2,639
  Accounts Receivable
   (Net of $0 and $0 allowance
     for Doubtful account)            107,499         16,744              -
  Prepaid Expenses & other             67,260         53,235              -
  Inventory (Note 1)                    7,836          7,836              -
                                -------------- -------------- ---------------
                                      233,429         80,004           2,639

PROPERTY PLANT & EQUIPMENT (NOTE 1)    46,552         53,011          38,994
                                -------------- -------------- ---------------
  TOTAL ASSETS                  $     279,981  $     133,015  $       41,633
                                ============== ============== ===============

               LIABILITIES AND STOCKHOLDERS' EQUITY
               ------------------------------------

CURRENT LIABILITIES
  Accounts payable & accrued
   expenses                     $      83,581  $      14,872  $        2,835
  Taxes payable                        17,060         10,117           6,116
  Income taxes payable (Note 1)        20,767          8,726              -
  Deferred revenue (Note 5)            21,170         11,346          17,421
  Short term debt                      15,650              -              -
                                -------------- -------------- ---------------
                                      158,228         45,061          26,372

CONTINGENCIES (Note 6)                      -              -              -

STOCKHOLDERS' EQUITY
  Preferred Stock 5,000,000 shares
     authorized, $.001 par value,
     0 shares  outstanding                  -              -              -
  Common Stock 90,000,000 shares
     authorized at $.001 par value;
     8,564,500 and 16,000,000 shares
     issued and outstanding             8,565         16,000          16,000
  Capital in Excess of Par Value      284,982         36,649          36,649
  Retained (Deficit) Earnings        (171,794)        35,305         (37,388)
                                -------------- -------------- ---------------

  Total Stockholders' Equity          121,753         87,954          15,261
                                -------------- -------------- ---------------
  TOTAL LIABILITIES AND
       STOCKHOLDERS' EQUITY     $     279,981  $     133,015  $       41,633
                                ============== ============== ===============

The accompanying notes are an integral part of these financial statements.

                 Global Web, Inc. and Subsidiary
              Consolidated Statements of Operations

                                 For the Six    For the       For the Period
                                 Months Ended   Year Ended    August 14, 1997
                                 June 30,       December 31,  to December 31,
                                 1999           1998          1997
                                 -------------- ------------- ---------------
REVENUE                           (Unaudited)

  Internet & Seminar Services    $   1,135,772  $  1,180,652  $      110,190

EXPENSES

  Selling, General &
      Administrative                 1,089,832     1,099,133         147,578
                                 -------------- ------------- ---------------
NET INCOME (LOSS)-Before Taxes   $      45,939  $     81,519  $      (37,388)

  Taxes (Note 1)                        12,041         8,826               -
                                 -------------- ------------- ---------------
INCOME (LOSS)                    $      33,898  $     72,693  $      (37,388)
                                 ============== ============= ===============
Income (Loss) Per Share          $          -   $         -   $            -
                                 ============== ============= ===============
Average Outstanding Shares           8,564,500    16,000,000      16,000,000
                                 ============== ============= ===============

The accompanying notes are an integral part of these financial statements.

                 Global Web, Inc. and Subsidiary
         Consolidated Statements of Stockholders' Equity
      From August 14, 1997 (inception) through June 30, 1999

                                                    Capital in
                           Common        Common     Excess of    Retained
                           Shares        Stock      Par Value    Deficit
                           ------------- ---------- ------------ -------------
Balance, August 14, 1997              -  $       -  $         -  $          -

Shares issued for cash
   at $.001 per share        16,000,000     16,000            -             -

Equipment contributed by
   shareholders (Note 2)              -          -       36,649             -

Loss for the period                   -          -            -       (37,388)
                           ------------- ---------- ------------ -------------
Balance, December 31, 1997   16,000,000  $  16,000  $    36,649  $    (37,388)

Income for the period                 -          -            -        72,693
                           ------------- ---------- ------------ -------------
Balance, December 31, 1998   16,000,000     16,000       36,649        35,305

Shares issued by Global Web,
 Inc. (Utah) for 100% of
 outstanding stock of Global
 Web, Inc. (Nevada) (Note 1)  8,564,500      8,565      284,982      (240,997)

Income for the period                 -          -            -        33,898
                           ------------- ---------- ------------ -------------
Balance, June 30, 1999        8,564,500  $   8,565  $   284,982  $   (171,794)
                           ============= ========== ============ =============

The accompanying notes are an integral part of these financial statements.

                 Global Web, Inc. and Subsidiary
               Consolidated Statements of Cash Flows

                                 For the Six    For the       For the Period
                                 Months Ended   Year Ended    August 14, 1997
                                 June 30,       December 31,  to December 31,
                                 1999           1998          1997
                                 -------------- ------------- ---------------
CASH FLOWS FROM                   (Unaudited)
 OPERATING ACTIVITIES
    Net Income (Loss)            $      33,898  $     72,693  $      (37,388)
    Depreciation                        23,500        30,650          12,780
    Change in Accounts Receivable      (90,755)      (16,744)
    Change in Accounts Payable          68,709        12,037           2,835
    Change in Taxes Payable             18,884        12,727           6,116
    Change in Deferred Revenue           9,824        (6,075)         17,421
    Change in Prepaid Expenses         (14,025)      (53,235)              -
    Change in Inventory                      -        (7,836)              -
                                 -------------- ------------- ---------------
                                        50,035        44,217           1,764
CASH FLOWS FROM
  INVESTING ACTIVITIES
    Purchase of Fixed Assets           (17,040)      (44,667)        (15,125)
                                 -------------- ------------- ---------------
                                       (17,040)      (44,667)        (15,125)
CASH FLOWS FROM
  FINANCING ACTIVITIES
    Issuance of common stock for Cash        -             -          16,000
    Cash from short term debt           15,650             -               -
                                 -------------- ------------- ---------------
                                        15,650             -          16,000
INCREASE (DECREASE) IN CASH
  AND CASH EQUIVALENTS                  48,645          (450)          2,639

CASH AND CASH EQUIVALENTS
   AT THE BEGINNING OF PERIOD            2,189         2,639               -
                                 -------------- ------------- ---------------
CASH AND CASH EQUIVALENTS
  AT END OF PERIOD               $      50,834  $      2,189  $        2,639
                                 ============== ============= ===============

CASH PAID DURING THE PERIOD FOR:
    Interest                     $          35  $          -  $            -
    Income Taxes                 $           -  $        100  $            -

The accompanying notes are an integral part of these financial statements.

                 Global Web, Inc. and Subsidiary
         Notes to the Consolidated Financial Statements


NOTE 1-  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  The Company (Global Web, Inc.-Parent) was organized under the laws of the state of Utah on September 6, 1985 as BP 150, Inc. The Company was incorporated for the purpose of investing in a business opportunity. In 1987, the Company changed its name to American Restaurant Management, Inc. and invested in and operated a restaurant franchise. The restaurant enterprise failed in 1989 and the Company has not engaged in any business since that date until March 1999, when the Company acquired all of the outstanding shares of Global Web, Inc., a Nevada Corporation.

     Global Web, Inc. (Nevada-Subsidiary) was created on August 14, 1997 in the state of Utah. Global Web, Inc.-Subsidiary is in the business of providing hosting, design, and consultation services for web pages on the internet.

     In October 1997, Global Web, Inc.-Subsidiary created and merged with a Nevada subsidiary by the same name. Global Web, Inc.-Subsidiary now is a Nevada corporation with Utah operations.

     Global Web, Inc-Subsidiary corporation was created with two classes of stock: 45,000,000 shares authorized of common stock and 5,000,000 shares of preferred stock, each with $.001 par value. The preferred stock has the voting rights of one thousand votes per share, but has no preferences or rights as to dividends, redemptions, dissolutions, distributions, conversions, or exchanges.

       At the time of the acquisition the Company (Global Web, Inc-Parent) changed its name to Global Web, Inc. and did a reverse stock split of 1 for 100 shares. After the reverse split was affected, Global Web, Inc.-Parent issued 8,000,000 shares of common stock for all of the outstanding stock of Global Web, Inc.-Subsidiary. The consolidated financial statements for 1997 and 1998 are the financial statements of the subsidiary operation - Global Web, Inc. (Nevada). The financial statements of 1999 are the combined financial statements of the parent from March 31, 1999 (there was no activity in the parent company) and the subsidiary from January 1, 1999.

       Together the two companies (Parent and Subsidiary) are combined into Global Web, Inc , a consolidated group of corporations known in this report as the Company. The accounting for the acquisition of all the stock of Global Web, Inc. (Nevada) is treated as a "reverse acquisition" whereby the control parties of the acquired corporations (Global Web, Inc. (Nevada)) take control
of the parent corporation (Global Web, Inc. (Utah)).   At the time of the name
change, Global Web, Inc-Parent also affected a change in the capital structure. The capitalization of the Company was changed to common stock authorized 90,000,000 shares, $.001 par value and preferred stock authorized 5,000,000 shares, $.001 par value.

                 Global Web, Inc. and Subsidiary
         Notes to the  Consolidated Financial Statements

NOTE 1-  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

  Income (Loss) Per Share
  -----------------------

       The computation of income (loss) per share of common stock is based on the weighted average number of shares outstanding during the period.

  Income Taxes
  ------------

       The Company adopted Statement of Financial Standards No. 109 "Accounting for Income taxes" in the fiscal year ended December 31, 1997.

       Statement of Financial Accounting Standards No. 109 " Accounting for Income Taxes" requires an asset and liability approach for financial accounting and reporting for income tax purposes. This statement recognizes
(a) the amount of taxes payable or refundable for the current year and (b) deferred tax liabilities and assets for future tax consequences of events that have been recognized in the financial statements or tax returns.

       Deferred income taxes result from temporary differences in the recognition of accounting transactions for tax and financial reporting
purposes.   There were no temporary differences at December 31, 1998 and earlier years; accordingly, deferred tax liabilities have not been recognized for any year.

       The Company (Parent) has cumulative net operating loss carryforwards of approximately $160,000 at December 31, 1998. No effect has been shown in the financial statements for the net operating loss carryforwards as the likelihood of future tax benefit from such net operating loss carryfowards is not presently determinable. Accordingly, the potential tax benefits of the net operating loss carryforwards have been offset by valuation reserves of the same amount. Accrued income taxes for all years are estimated for the subsidiary operation.

  The Company (parent) has available $160,000 in net operating loss carryforwards that will begin to expire in the year 2000. The Company has accrued an estimated $12,041 federal and state income taxes for the first six months of 1999. The taxes accrued from the subsidiary is not offset by any net operating loss carryforward from the parent since such carryforwards are limited and may not be available to offset any future profits of the subsidiary.

  Cash and Cash Equivalents
 ---------------------------

      For the purposes of the statements of cash flows, cash and cash equivalents are defined as demand deposits at banks and certificates of deposits with original current maturities less than three months.

                 Global Web, Inc. and Subsidiary
         Notes to the  Consolidated Financial Statements

NOTE 1-  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

  Property and Equipment
  ----------------------

      Property and equipment are recorded at cost. Repairs and maintenance are charged to operations, and renewals and additions are capitalized.

  Property and equipment consists of the following:

                                    June 30,            December  31,
                                    1999             1998          1997
                                   ------------ ------------ --------------
  Computer Equipment               $    83,330  $    66,289  $      32,584
  Furniture & Office Equipment          30,152       30,152         19,190
                                   ------------ ------------ --------------
                                       113,482       96,441         51,774
  Less: Accumulated Depreciation       (66,930)     (43,430)       (12,780)
                                   ------------ ------------ --------------
                                   $    46,552  $    53,011  $      38,994
                                   ============ ============ ==============

      Depreciation is based on the estimated useful life of the asset either on a straight line basis (Furniture & Office Equipment) or declining balance basis (Computer Equipment). Computers are being depreciated over 3 years, while furniture and office equipment are being depreciated over 5 years.

     Depreciation expense for 1997 was $12,780. Depreciation expense for 1998 was $30,650. Depreciation expense for the six months 1999 was $23,500.

  Inventory
  ---------

     Inventory consists of printed marketing and seminar materials. Inventory is stated at cost.

NOTE 2  - RELATED PARTY TRANSACTIONS

      During 1997, the shareholders of the Company donated various pieces of furniture and computer equipment for use in the business, The Equipment was valued at cost or their market value, whichever was lower.

NOTE 3 - USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. In these financial statements, assets, liabilities and earnings involve extensive reliance on management's estimates. Actual results could differ from those estimates.

                 Global Web, Inc. and Subsidiary
          Notes to the Consolidated Financial Statements

NOTE 4 - FAIR VALUES OF FINANCIAL INSTRUMENTS

      The following listing of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, "Disclosure About Fair Value of Financial Instruments", The carrying amounts and fair value of the Company's financial instruments at December 31, 1998 and 1997 are as follows:


                   June 30, 1999        December  31, 1998  December 31, 1997
                   -------------------- ------------------- -----------------
                   Carrying   Fair      Carrying  Fair      Carrying  Fair
                   Amounts    Values    Amounts   Values    Amounts   Values
                   ---------- --------- --------- --------- --------- --------
Cash and
 Cash Equivalents  $  50,834  $  50,834 $   2,189 $   2,189 $   2,639 $  2,639

      The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

  Cash and Cash Equivalents
  -------------------------

      The carrying amounts reported on the balance sheet for cash and cash equivalents approximate their fair value.

NOTE 5 - DEFERRED REVENUE

      The Company provides internet services on a monthly prepaid basis. Deferred revenue represents part of services that have been collected and services to be provided for January 1998 and 1999 and July 1999, respectively.

NOTE 6 - CONTINGENCIES

     In July 1998, Global Web, Inc. a Nevada corporation and a wholly owned subsidiary of the Company, Brae Burbidge and Lee Burbidge were named as defendants in an adversary proceeding complaint filed in a bankruptcy proceeding of LaserVend, Inc. The litigation is in the federal bankruptcy court in Utah and is captioned Gary E. Jubber v. Brae Burbidge et al. having docket number Bankruptcy No. 97A-26878 and Adversary Proceeding No. 98PA-2239. The action seeks to recover the value of an asset which it is claimed was taken from LaserVend. Management believes the claims lack merit and intend to vigorously defend the allegations. Even though the attorney representing the Defendants believes that the defense of the litigation will be successful, no assurance can be given that when the matters are adjudicated that the defendants will not be found to have liability and have damages assessed against them individually or collectively including the Company's wholly owned subsidiary.

      In April 1999, the Company in the state courts of Utah commenced an action captioned Global Web, Inc. v. Home Business Solutions, Inc. and Joseph Appleton seeking to enforce a contract between Global and Home and seeking damages against Appleton for the appropriation of sensitive and confidential information of Global Web. Home Business has filed a counterclaim seeking damages from Global. Also, in April 1999, Global Web was named as a defendant in an action captioned Hudson Printing Company v. Global Web, Inc. seeking collection. Global believes that the litigation lacks merit, has filed a counterclaim and intends to defend the matter vigorously.

                 Global Web, Inc. and Subsidiary
         Notes to the  Consolidated Financial Statements

NOTE 7 - INTERIM FINANCIAL STATEMENTS

       The consolidated financial statements for the six months ended June 30, 1999 were prepared from the books and records of the Company. Management believes that all adjustments have been made to the financial statements to make a fair presentation of the financial condition of the Company as of June 30, 1999. The results of the three months are not indicative of a full year of operation for the Company.

                         GLOBAL WEB, INC.

                       Financial Statements

           March 31, 1999, December  31, 1998 and 1997

                  <Letterhead of ORTON & COMPANY
                 _______________________________
                   Certified Public Accountants
                    A Professional Corporation
     50 West Broadway, Suite 1130, Salt Lake City, Utah 84101
                (801)537-7044, Fax (801) 363-0615>


                   INDEPENDENT AUDITOR'S REPORT



To the Stockholders of
Global Web, Inc.


We have audited the accompanying balance sheets of Global Web, Inc. as of December 31, 1998 and 1997 and the related statements of operations, stockholders' equity, and cash flows for the periods then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Global Web, Inc. as of December 31,1998 and 1997 and the results of its operations and its cash flows for the periods then ended in conformity with generally accepted accounting principles.

The financial statements for the period ended March 31, 1999 was not audited by us, and, accordingly we do not express an opinion or any other form of assurance on them.


/s/ Orton & Company

Orton & Company
Salt Lake City, Utah
June 30, 1999

                         Global Web, Inc.
                          Balance Sheets

                              ASSETS
                             -------

                                       March 31,          December 31,
                                         1999           1998         1997
                                      ------------- ------------- -----------
CURRENT ASSETS                         (unaudited)

   Cash                               $     89,355  $      2,189  $    2,639
   Accounts Receivable (Net of $0
    allowance for Doubtful account)        150,675        16,744          -
   Prepaid Expenses                              -        53,235          -
   Inventory (Note 1)                        7,836         7,836          -
                                      ------------- ------------- -----------
                                           247,866        80,004       2,639

PROPERTY PLANT & EQUIPMENT (NOTE 1)         45,490        53,011      38,994
                                      ------------- ------------- -----------
   TOTAL ASSETS                       $    293,356  $    133,015  $   41,633
                                      ============= ============= ===========

               LIABILITIES AND STOCKHOLDERS' EQUITY
               ------------------------------------

CURRENT LIABILITIES

   Accounts payable &
     accrued expenses                 $    159,851   $    14,872  $    2,835
   Taxes payable                            14,367        10,117       6,116
   Income taxes payable (Note 1)            10,126         8,726           -
   Deferred revenue (Note 5)                15,486        11,346      17,421
                                      ------------- ------------- -----------
                                           199,830        45,061      26,372
CONTINGENCIES (Note 6)                          -              -           -

STOCKHOLDERS' EQUITY

   Preferred Stock 5,000,000 shares
    authorized, $.001 par value,
    0 shares outstanding                         -             -           -
   Common Stock 45,000,000 shares
    authorized at $.001 par value;
    16,000,000 shares issued and
    outstanding                             16,000        16,000      16,000
   Capital in Excess of Par Value           36,649        36,649      36,649
   Retained (Deficit) Earnings              40,877        35,305     (37,388)
                                      ------------- ------------- -----------
Total Stockholders' Equity                  93,526        87,954      15,261
                                      ------------- ------------- -----------
   TOTAL LIABILITIES AND
     STOCKHOLDERS' EQUITY             $    293,356  $    133,015  $   41,633
                                      ============= ============= ===========

The accompanying notes are an integral part of these financial statements.

                         Global Web, Inc.
                     Statement of Operations

                                 For the Three  For the       For the Period
                                 Months Ended   Year Ended    August 14, 1997
                                 March 31,      December 31,  to December 31,
                                 1999           1998          1997
                                 -------------- ------------- ---------------
REVENUE                           (unaudited)

     Internet & Seminar Services $     615,871  $  1,180,652  $      110,190

EXPENSES

     Selling, General &
      Administrative                   608,899     1,099,133         147,578
                                 -------------- ------------- ---------------
            Total Expenses             608,899     1,099,133         147,578
                                 -------------- ------------- ---------------
NET INCOME (LOSS) - Before Taxes $       6,972  $     81,519  $      (37,388)

     Taxes (Note 1)                      1,400         8,826               -
                                 -------------- ------------- ---------------
INCOME (LOSS)                    $       5,572  $     72,693  $      (37,388)
                                 ============== ============= ===============

The accompanying notes are an integral part of these financial statements.
                                4

                         Global Web, Inc.
                Statement of Stockholders' Equity
                From August 14, 1997 (Inception)

                                                    Capital in
                           Common        Common     Excess of    Retained
                           Shares        Stock      Par Value    Deficit
                           ------------- ---------- ------------ -------------
Balance, August 14, 1997              -  $       -  $         -  $          -

Shares issued for cash
   at $.001 per share        16,000,000     16,000            -             -

Equipment contributed by
   shareholders (Note 2)              -          -       36,649             -

Loss for the period                   -          -            -       (37,388)
                           ------------- ---------- ------------ -------------
Balance, December 31, 1997   16,000,000  $  16,000  $    36,649  $    (37,388)

Income for the period                 -          -            -        72,693
                           ------------- ---------- ------------ -------------
Balance, December 31, 1998   16,000,000     16,000       36,649        35,305

Income for the period                 -          -            -         5,572
                           ------------- ---------- ------------ -------------
Balance, March 31, 1999      16,000,000  $  16,000  $    36,649  $     40,877
                           ============= ========== ============ =============

The accompanying notes are an integral part of these financial statements.

                         Global Web, Inc.
                     Statement of Cash Flows

                                 For the        For the       For the Period
                                 Quarter Ended  Period Ended  August 14, 1997
                                 March 31,      December 31,  to December 31,
                                 1999           1998          1997
                                 -------------- ------------- ---------------
CASH FLOWS FROM                   (unaudited)
 OPERATING ACTIVITIES
   Net Income (Loss)             $       5,572  $     72,693  $      (37,388)
   Depreciation                         10,500        30,650          12,780
   Increase in Accounts Receivable    (133,931)      (16,744)
   Increase in Accounts Payable        144,979        12,037           2,835
   Increase in Taxes Payable             5,650        12,727           6,116
   Increase in Deferred Revenue          4,140        (6,075)         17,421
   Increase in Prepaid Expenses         53,235       (53,235)              -
   Increase in Inventory                     -        (7,836)              -
                                 -------------- ------------- ---------------
                                        90,145        44,217           1,764
CASH FLOWS FROM
 INVESTING ACTIVITIES
   Purchase of Fixed Assets             (2,979)      (44,667)        (15,125)
                                 -------------- ------------- ---------------
                                        (2,979)      (44,667)        (15,125)
CASH FLOWS FROM
 FINANCING ACTIVITIES
   Issuance of Common Stock
    for Cash                                 -             -          16,000
                                 -------------- ------------- ---------------
                                             -             -          16,000
INCREASE (DECREASE) IN CASH
 AND CASH EQUIVALENTS                   87,166          (450)          2,639

CASH AND CASH EQUIVALENTS
  AT THE BEGINNING OF PERIOD             2,189         2,639              -
                                 -------------- ------------- ---------------
CASH AND CASH EQUIVALENTS
AT END OF PERIOD                 $      89,355  $      2,189  $        2,639
                                 ============== ============= ===============
CASH PAID DURING THE PERIOD FOR:
   Interest                      $           -  $          -  $           -
   Income Taxes                  $           -  $        100  $           -

The accompanying notes are an integral part of these financial statements.

                         Global Web, Inc.
                Notes to the Financial Statements

NOTE 1-  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Global Web, Inc. (The Company) was created on August 14, 1997 in the state of Utah. The Company is in the business of providing design, hosting, and consultation services for web pages on the internet.

   In October 1997, the Company created and merged with a Nevada subsidiary by the same name. The Company now is a Nevada corporation with Utah operations.

   The Nevada corporation was created with two classes of stock: 45,000,000 shares authorized of common stock and 5,000,000 shares of preferred stock, each with $.001 par value. The preferred stock has the voting rights of one thousand votes per share, but has no preferences or rights as to dividends, redemptions, dissolutions, distributions, conversions, or exchanges.

Income Taxes
------------

   The Company adopted Statement of Financial Standards No. 109 "Accounting for Income taxes" in the fiscal year ended December 31, 1997.

     Statement of Financial Accounting Standards No. 109 " Accounting for Income Taxes" requires an asset and liability approach for financial accounting and reporting for income tax purposes. This statement recognizes
(a) the amount of taxes payable or refundable for the current year and (b) deferred tax liabilities and assets for future tax consequences of events that have been recognized in the financial statements or tax returns.

     Deferred income taxes result from temporary differences in the recognition of accounting transactions for tax and financial reporting
purposes.   There were no temporary differences at December 31, 1998 and earlier years; accordingly, deferred tax liabilities have not been recognized for any year.

     The Company has cumulative net operating loss carryforwards of $37,388 at December 31, 1997. For 1997, the Company did not recognize a tax benefit from the net operating loss that could offset future taxable income since the history of the Company was so new and future profitability uncertain. For 1998, the Company has recognized the benefit of the 1997 net operating loss carryforward in 1998 income. The effect of the 1997 net operating loss carryforward on 1998 net income amounts to an increase of net income of $5,813. The income tax expense without the net operating loss carryforward that would be reported for the period ended December 31, 1998 would have been $14,539 instead of $8,726.

                         Global Web, Inc.
                Notes to the Financial Statements

NOTE 1-  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and Cash Equivalents
--------------------------

    For the purposes of the statements of cash flows, cash and cash equivalents are defined as demand deposits at banks and certificates of deposits with maturities less than three months.

Property and Equipment
----------------------

    Property and equipment are recorded at cost. Repairs and maintenance are charged to operations, and renewals and additions are capitalized.

Property and equipment consists of the following:

                                         March 31,          December  31,
                                          1999        1998             1997
                                      ------------- ------------ ------------
Computer Equipment                    $     69,268  $    66,289  $    32,584
Furniture & Office Equipment                30,152       30,152       19,190
                                      ------------- ------------ ------------
                                            99,420       96,441  $    51,774
Less: Accumulated Depreciation             (53,930)     (43,430)     (12,780)
                                      ------------- ------------ ------------
                                      $     45,930  $    53,011  $    38,994
                                      ============= ============ ============

    Depreciation is based on the estimated useful life of the asset either on a straight line basis (Furniture & Office Equipment) or declining balance basis (Computer Equipment). Computers are being depreciated over 3 years, while furniture and office equipment are being depreciated over 5 years.

   Depreciation expense for 1997 was $12,780. Depreciation expense for 1998 was $30,650. Depreciation expense for the first quarter 1999 was $10,500.

Inventory
----------

   Inventory consists of printed marketing and seminar materials. Inventory is stated at cost.

NOTE 2  - RELATED PARTY TRANSACTIONS

    During 1997, the shareholders of the Company donated various pieces of furniture and computer equipment for use in the business, The Equipment was valued at cost or their market value, whichever was lower.

NOTE 3 - USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. In these financial statements, assets, liabilities and earnings involve extensive reliance on management's estimates. Actual results could differ from those estimates.

                         Global Web, Inc.
                Notes to the Financial Statements

NOTE 4 - FAIR VALUES OF FINANCIAL INSTRUMENTS

    The following listing of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, "Disclosure About Fair Value of Financial Instruments", The carrying amounts and fair value of the Company's financial instruments at March 31, 1999, December 31, 1998 and 1997 are as follows:

                     March 31, 1999   December 31, 1998   December 31, 1997
                   -----------------  -----------------   -----------------
                        (unaudited)
                   Carrying   Fair     Carrying  Fair      Carrying  Fair
                   Amounts    Values   Amounts   Values    Amounts   Values
                   ---------- -------- --------- --------- -------- ---------
Cash and
 Cash Equivalents  $   89,355 $ 89,355 $   2,189 $   2,189 $  2,639 $   2,639

    The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash and Cash Equivalents
--------------------------

    The carrying amounts reported on the balance sheet for cash and cash equivalents approximate their fair value.

NOTE 5 - DEFERRED REVENUE

    The Company provides internet services on a monthly prepaid basis. Deferred revenue represents part of services that have been collected and services to be provided for January 1998 and 1999 and April 1999, respectively.

NOTE 6 - CONTINGENCIES

   In July 1998, Global Web, Inc. a Nevada corporation and a wholly owned subsidiary of the Company, Brae Burbidge and Lee Burbidge were named as defendants in an adversary proceeding complaint filed in a bankruptcy proceeding of LaserVend, Inc. The litigation is in the federal bankruptcy court in Utah and is captioned Gary E. Jubber v. Brae Burbidge et al. having docket number Bankruptcy No. 97A-26878 and Adversary Proceeding No. 98PA-2239. The action seeks to recover the value of an asset which it is claimed was taken from LaserVend. Management believes the claims lack merit and intend to vigorously defend the allegations. Even though the attorney representing the Defendants believes that the defense of the litigation will be successful, no assurance can be given that when the matters are adjudicated that the defendants will not be found to have liability and have damages assessed against them individually or collectively including the Company's wholly owned subsidiary.

                         Global Web, Inc.
                Notes to the Financial Statements

NOTE 6 - CONTINGENCIES (continued)

    In April 1999, the Company in the state courts of Utah commenced an action captioned Global Web, Inc. v. Home Business Solutions, Inc. and Joseph Appleton seeking to enforce a contract between Global and Home and seeking damages against Appleton for the appropriation of sensitive and confidential information of Global Web. Home Business has filed a counterclaim seeking damages from Global.

    Also, in April 1999, Global Web was named as a defendant in an action captioned Hudson Printing Company v. Global Web, Inc. seeking collection. Global believes that the litigation lacks merit, has filed a counterclaim and intends to defend the matter vigorously.

NOTE 7 - INTERIM UNAUDITED FINANCIAL STATEMENTS

The unaudited financial statements for the three months ended March 31, 1999 were prepared from the books and records of the Company. Management believes that all adjustments have been made to the financial statements to make a fair presentation of the financial condition of the Company as of March 31, 1999. The results of the three months are not indicative of a full year of operation for the Company.

                         GLOBAL WEB, INC.

            Proforma Consolidated Financial Statements

           March 31, 1999, December  31, 1998 and 1997

                  <Letterhead of ORTON & COMPANY
                 _______________________________
                   Certified Public Accountants
                    A Professional Corporation
     50 West Broadway, Suite 1130, Salt Lake City, Utah 84101
                (801)537-7044, Fax (801) 363-0615>


To the Shareholders of
Global Web, Inc. and Subsidiary


We have compiled the accompanying proforma consolidated financial statements of Global Web, Inc. and subsidiary for the periods ended March 31,1999, December 31, 1998 and 1997.

The accompanying presentation and this report were prepared for Management and stockholders of Global Web, Inc. and should not be used for any other purpose.

A compilation is limited to presenting in the form of pro forma data information that is the representation of management and does not include evaluation of the support for the assumptions underlying the pro forma transactions. We have not examined the accompanying pro forma information, and, accordingly, do not express an opinion or any other form or assurance of it.



/s/ Orton & Company

Orton & Company
Salt Lake City, Utah
June 17, 1999

                 Global Web, Inc. and Subsidiary
               Proforma Consolidated Balance Sheets

                              ASSETS
                              ------

                                    March 31,          December 31,
                                      1999           1998          1997
                                 -------------- --------------- -------------
CURRENT ASSETS

  Cash                           $      89,355  $        2,189  $      2,639
  Accounts Receivable
   (Net of $0 and $0 allowance
    for Doubtful account)              150,675          16,744            -
  Prepaid Expenses                          -           53,235            -
  Inventory (Note 1)                     7,836           7,836            -
                                 -------------- --------------- -------------
                                       247,866          80,004         2,639

PROPERTY PLANT & EQUIPMENT (NOTE 1)     45,490          53,011        38,994
                                 -------------- --------------- -------------
  TOTAL ASSETS                   $     293,356  $      133,015  $     41,633
                                 ============== =============== =============

               LIABILITIES AND STOCKHOLDERS' EQUITY
               ------------------------------------
CURRENT LIABILITIES

  Accounts payable & accrued
   expenses                      $     159,951  $       14,972  $      2,835
  Taxes payable                         14,367          10,117         6,986
  Income taxes payable (Note 1)         10,126           8,726            -
  Deferred revenue (Note 5)             15,486          11,346        17,421
                                 -------------- --------------- -------------
                                       199,930          45,161        27,242
CONTINGENCIES (Note 6)                      -              -              -

STOCKHOLDERS' EQUITY

  Preferred Stock 5,000,000 shares
     authorized, $.001 par value,
     0 shares outstanding                   -               -             -
  Common Stock 90,000,000 shares
     authorized at $.001 par value;
     8,564,500 shares issued and
     outstanding                         8,565           8,565         8,565
  Capital in Excess of Par Value       284,981         284,981       284,111
  Retained (Deficit) Earnings         (200,120)       (205,692)     (278,285)
                                 -------------- --------------- -------------
  Total Stockholders' Equity            93,426          87,854        14,391
                                 -------------- --------------- -------------
  TOTAL LIABILITIES AND
       STOCKHOLDERS' EQUITY      $     293,356  $      133,015  $     41,633
                                 ============== =============== =============

  See summary of significant assumptions and accounting policies and accountant's report

                 Global Web, Inc. and Subsidiary
          Proforma Consolidated Statements of Operations

                                 For the Three    For the        For the
                                 Months Ended    Year Ended     Year Ended
                                    March 31,    December 31,   December 31,
                                      1999           1998          1997
                                 -------------- --------------- -------------
REVENUE

  Internet & Seminar Services    $     615,871  $    1,180,652  $    110,190

EXPENSES

  Selling, General &
      Administrative                   608,899       1,099,133       147,623
                                 -------------- --------------- -------------
NET INCOME (LOSS)-Before Taxes   $       6,972  $       81,519  $    (37,433)

  Taxes (Note 1)                         1,400           8,926           100
                                 -------------- --------------- -------------
INCOME (LOSS)                    $       5,572  $       72,593  $    (37,533)
                                 ============== =============== =============
Income (Loss) Per Share          $          -   $          .01  $         -
                                 ============== =============== =============
Average Outstanding Shares           8,564,500       8,564,500     8,564,500
                                 ============== =============== =============

 See summary of significant assumptions and accounting policies and accountant's report.

                 Global Web, Inc. and Subsidiary
     Proforma Consolidated Statements of Stockholders' Equity
           From January 1, 1997 through March 31, 1999

                                                                 Capital in
                                        Common       Common      Excess of     Retained
                                        Shares       Stock       Par Value     Deficit
                                      ------------- ------------ ------------- -------------
Balance, January 1, 1997                 8,564,500  $     8,565  $    284,111  $   (240,752)

Loss for the period                             -            -             -        (37,533)
                                      ------------- ------------ ------------- -------------
Balance, December 31, 1997               8,564,500        8,565       284,111      (278,285)

Expenses Paid for by major
 shareholder (Note 3)                           -            -            870            -

Income for the period                           -            -             -         72,593
                                      ------------- ------------ ------------- -------------
Balance, December 31, 1998               8,564,500        8,565       284,981      (205,692)

Income for the period                           -            -             -          5,572
                                      ------------- ------------ ------------- -------------
Balance, March 31, 1999                  8,564,500  $     8,565  $    284,981  $   (200,120)
                                      ============= ============ ============= =============
        See summary of significant assumptions and accounting policies and accountant's report

                                   5

                 Global Web, Inc. and Subsidiary
          Proforma Consolidated Statements of Cash Flows


                                   For the Quarter  For the Year  For the Year
                                        Ended          Ended        Ended
                                      March 31,     December 31,  December 31,
                                         1999          1998          1997
                                      ------------- ------------- ------------
CASH FLOWS FROM
  OPERATING ACTIVITIES
    Net Income (Loss)                 $      5,572  $     72,593  $   (37,533)
    Depreciation                            10,500        30,650       12,780
    Increase in Accounts Receivable       (133,931)      (16,744)
    Increase in Accounts Payable           144,979        12,037        2,835
    Increase in Taxes Payable                5,650        11,957        6,261
    Increase in Deferred Revenue             4,140        (6,075)      17,421
    Increase in Prepaid Expenses            53,235       (53,235)          -
    Increase in Inventory                       -         (7,836)          -
    Expenses Paid by Shareholder                -            870           -
                                      ------------- ------------- ------------
                                            90,145        44,217        1,764
CASH FLOWS FROM
  INVESTING ACTIVITIES
    Purchase of Fixed Assets                (2,979)      (44,667)     (15,125)
                                      ------------- ------------- ------------
                                            (2,979)      (44,667)     (15,125)
CASH FLOWS FROM
  FINANCING ACTIVITIES
    Issuance of Common Stock for Cash           -             -        16,000
                                      ------------- ------------- ------------
                                                -             -        16,000
INCREASE (DECREASE) IN CASH
  AND CASH EQUIVALENTS                      87,166          (450)       2,639

CASH AND CASH EQUIVALENTS
   AT THE BEGINNING OF PERIOD                2,189         2,639            -
                                      ------------- ------------- ------------
CASH AND CASH EQUIVALENTS
  AT END OF PERIOD                    $     89,355  $      2,189  $     2,639
                                      ============= ============= ============
CASH PAID DURING THE PERIOD FOR:
    Interest                          $         -   $         -   $        -
    Income Taxes                      $         -   $        970  $        -


 See summary of significant assumptions and accounting policies and accountant's report.

                 Global Web, Inc. and Subsidiary
     Notes to the Proforma Consolidated Financial Statements


NOTE 1-  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  The Company (Global Web, Inc.-Parent) was organized under the laws of the state of Utah on September 6, 1985 as BP 150, Inc. The Company was incorporated for the purpose of investing in a business opportunity. In 1987, the Company changed its name to American Restaurant Management, Inc. and invested in and operated a restaurant franchise. The restaurant enterprise failed in 1989 and the Company has not engaged in any business since that date until March 1999, when the Company acquired all of the outstanding shares of Global Web, Inc., a Nevada Corporation.

     Global Web, Inc. (Nevada-Subsidiary) was created on August 14, 1997 in the state of Utah. Global Web, Inc.-Subsidiary is in the business of providing hosting, design, and consultation services for web pages on the internet.

     In October 1997, Global Web, Inc.-Subsidiary created and merged with a Nevada subsidiary by the same name. Global Web, Inc.-Subsidiary now is a Nevada corporation with Utah operations.

     Global Web, Inc-Subsidiary corporation was created with two classes of stock: 45,000,000 shares authorized of common stock and 5,000,000 shares of preferred stock, each with $.001 par value. The preferred stock has the voting rights of one thousand votes per share, but has no preferences or rights as to dividends, redemptions, dissolutions, distributions, conversions, or exchanges.

       At the time of the acquisition the Company (Global Web, Inc-Parent) changed its name to Global Web, Inc. and did a reverse stock split of 1 for 100 shares. After the reverse split was affected, Global Web, Inc.-Parent issued 8,000,000 shares of common stock for all of the outstanding stock of Global Web, Inc.-Subsidiary. The consolidated proforma financial statements for 1997 and 1998 were presented with the reverse stock split and the issuance of the 8,000,000 shares to give the effect as if the transaction had occurred prior to the actual 1999 transaction date; hence, the financial statements are presented as "proforma" financial information as if the two companies were operating together for 1997, 1998 and 1999.

       Together the two companies (Parent and Subsidiary) are combined into Global Web, Inc , a consolidated group of corporations known in this report as the Company. The accounting for the acquisition of all the stock of Global Web, Inc. (Nevada) is treated as a "reverse acquisition" whereby the control parties of the acquired corporations (Global Web, Inc. (Nevada)) take control of the parent corporation (Global Web, Inc. (Utah)). The financial statements at March 31, 1999, December 31, 1998 and 1997 presented herein is the historical cost data from the two corporations are combined into one, similar to a "pooling of interest method of accounting". At the time of the name change, Global Web, Inc-Parent also affected a change in the capital structure. The capitalization of the Company was changed to common stock authorized 90,000,000 shares, $.001 par value and preferred stock authorized 5,000,000 shares, $.001 par value.

                 Global Web, Inc. and Subsidiary
      Notes to the Proforma Consolidated Financial Statements

NOTE 1-  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

  Income (Loss) Per Share
  ------------------------
       The computation of income (loss) per share of common stock is based on the weighted average number of shares outstanding during the period.

  Income Taxes
  -------------
       The Company adopted Statement of Financial Standards No. 109 "Accounting for Income taxes" in the fiscal year ended December 31, 1997.

       Statement of Financial Accounting Standards No. 109 " Accounting for Income Taxes" requires an asset and liability approach for financial accounting and reporting for income tax purposes. This statement recognizes
(a) the amount of taxes payable or refundable for the current year and (b) deferred tax liabilities and assets for future tax consequences of events that have been recognized in the financial statements or tax returns.

       Deferred income taxes result from temporary differences in the recognition of accounting transactions for tax and financial reporting
purposes.   There were no temporary differences at December 31, 1998 and earlier years; accordingly, deferred tax liabilities have not been recognized for any year.

       The Company (Parent) has cumulative net operating loss carryforwards of approximately $160,000 at December 31, 1998. No effect has been shown in the financial statements for the net operating loss carryforwards as the likelihood of future tax benefit from such net operating loss carryfowards is not presently determinable. Accordingly, the potential tax benefits of the net operating loss carryforwards have been offset by valuation reserves of the same amount. Accrued income taxes at December 31, 1998 are estimated for the subsidiary operation.

      The Company has available $160,000 in net operating loss carryforwards that will begin to expire in the year 2000. The Company has accrued an estimated $1,400 federal and state income taxes for the first quarter 1999. The taxes accrued from the subsidiary is not offset by any net operating loss carryforward from the parent since such carryforwards are limited and may not be available to offset any future profits of the subsidiary.

  Cash and Cash Equivalents
  --------------------------
      For the purposes of the statements of cash flows, cash and cash equivalents are defined as demand deposits at banks and certificates of deposits with maturities less than three months.

                 Global Web, Inc. and Subsidiary
     Notes to the Proforma Consolidated Financial Statements

NOTE 1-  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

  Property and Equipment
  ----------------------

      Property and equipment are recorded at cost. Repairs and maintenance are charged to operations, and renewals and additions are capitalized.

  Property and equipment consists of the following:

                                            March 31,        December  31,
                                              1999         1998         1997
                                          ------------ ----------- -----------
  Computer Equipment                      $    69,268  $   66,289  $   32,584
  Furniture & Office Equipment                 30,152      30,152      19,190
                                          ------------ ----------- -----------
                                               99,420      96,441      51,774
  Less: Accumulated Depreciation              (53,930)    (43,430)    (12,780)
                                          ------------ ----------- -----------
                                          $    45,930  $   53,011  $   38,994
                                          ============ =========== ===========

      Depreciation is based on the estimated useful life of the asset either on a straight line basis (Furniture & Office Equipment) or declining balance basis (Computer Equipment). Computers are being depreciated over 3 years, while furniture and office equipment are being depreciated over 5 years.

     Depreciation expense for 1997 was $12,780. Depreciation expense for 1998 was $30,650. Depreciation expense for the first quarter 1999 was $10,500.

  Inventory
  ---------

     Inventory consists of printed marketing and seminar materials. Inventory is stated at cost.

NOTE 2  - RELATED PARTY TRANSACTIONS

      During 1997, the shareholders of the Company donated various pieces of furniture and computer equipment for use in the business, The Equipment was valued at cost or their market value, whichever was lower.

NOTE 3 - USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. In these financial statements, assets, liabilities and earnings involve extensive reliance on management's estimates. Actual results could differ from those estimates.

                 Global Web, Inc. and Subsidiary
     Notes to the Proforma Consolidated Financial Statements

NOTE 4 - FAIR VALUES OF FINANCIAL INSTRUMENTS

      The following listing of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, "Disclosure About Fair Value of Financial Instruments", The carrying amounts and fair value of the Company's financial instruments at December 31, 1998 and 1997 are as follows:

                    March 31, 1999   December 31, 1998  December 31, 1997
                    ---------------- ------------------ ------------------
                    Carrying  Fair    Carrying  Fair    Carrying  Fair
                    Amounts   Values  Amounts   Values  Amounts   Values
                    -------- -------- -------- -------- --------  --------
Cash and
  Cash Equivalents  $ 89,355 $ 89,355 $  2,189 $  2,189 $  2,639  $  2,639

      The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:


  Cash and Cash Equivalents
----------------------------

      The carrying amounts reported on the balance sheet for cash and cash equivalents approximate their fair value.

NOTE 5 - DEFERRED REVENUE

      The Company provides internet services on a monthly prepaid basis. Deferred revenue represents part of services that have been collected and services to be provided for January 1998 and April 1999, respectively.

NOTE 6 - CONTINGENCIES

     In July 1998, Global Web, Inc. a Nevada corporation and a wholly owned subsidiary of the Company, Brae Burbidge and Lee Burbidge were named as defendants in an adversary proceeding complaint filed in a bankruptcy proceeding of LaserVend, Inc. The litigation is in the federal bankruptcy court in Utah and is captioned Gary E. Jubber v. Brae Burbidge et al. having docket number Bankruptcy No. 97A-26878 and Adversary Proceeding No. 98PA-2239. The action seeks to recover the value of an asset which it is claimed was taken from LaserVend. Management believes the claims lack merit and intend to vigorously defend the allegations. Even though the attorney representing the Defendants believes that the defense of the litigation will be successful, no assurance can be given that when the matters are adjudicated that the defendants will not be found to have liability and have damages assessed against them individually or collectively including the Company's wholly owned subsidiary.

      In April 1999, the Company in the state courts of Utah commenced an action captioned Global Web, Inc. v. Home Business Solutions, Inc. and Joseph Appleton seeking to enforce a contract between Global and Home and seeking damages against Appleton for the appropriation of sensitive and confidential information of Global Web. Home Business has filed a counterclaim seeking damages from Global. Also, in April 1999, Global Web was named as a defendant in an action captioned Hudson Printing Company v. Global Web, Inc. seeking collection. Global believes that the litigation lacks merit, has filed a counterclaim and intends to defend the matter vigorously.

                     Supplementary Schedules

            Proforma Consolidated Financial Statements

 For the Period Ended March 31, 1999, December 31, 1998 and 1997

                       Global Web, Inc. and Subsidiary
                    Proforma Consolidated Balance Sheets
                               March 31, 1999

                                     Global Web    Global Web Inc.
                                         Inc.      Subsidiary      Adjustments  Total
                                    -------------  --------------  -----------  -----------
ASSETS:
  Cash and short term deposits      $          -   $      89,355   $        -   $   89,355
  Prepaid expenses and other
      current assets                      52,649         158,511      (52,649)     158,511
                                    -------------  --------------  -----------  -----------
Total                                     52,649         247,866      (52,649)     247,866

CAPITAL ASSETS                                 -          45,490            -       45,490
                                    -------------  --------------  -----------  -----------
Total                               $     52,649   $     293,356   $  (52,649)  $  293,356
                                    =============  ==============  ===========  ===========
LIABILITIES AND
   STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
   Accounts payable and
     accruals                       $        100   $     159,851   $        -   $  159,951
   Taxes payable                               -          24,493            -       24,493
   Deferred revenue                            -          15,486            -       15,486
                                    -------------  --------------  -----------  -----------
Total                                        100         199,830            -      199,930

STOCKHOLDERS' EQUITY
   Preferred stock                             -               -            -            -
   Common stock                            8,565          16,000      (16,000)       8,565
   Additional paid-in capital            284,981          36,649      (36,649)     284,981
   Retained (deficit)                   (240,997)         40,877            -     (200,120)
                                    -------------  --------------  -----------  -----------
Total                               $     52,649   $     293,356   $  (52,649)  $  293,356
                                    =============  ==============  ===========  ===========

                                     12

                       Global Web, Inc. and Subsidiary
                     Proforma Consolidated Balance Sheets
                              December 31, 1998

                                     Global Web    Global Web Inc.
                                         Inc.      Subsidiary      Adjustments  Total
                                    -------------  --------------  -----------  -----------
ASSETS:
  Cash and short term deposits      $          -   $       2,189   $        -   $    2,189
  Prepaid expenses and other
      current assets                           -          77,815            -       77,815
                                    -------------  --------------  -----------  -----------
Total                                          -          80,004            -       80,004

CAPITAL ASSETS                                 -          53,011            -       53,011
                                    -------------  --------------  -----------  -----------
Total                               $          -   $     133,015   $        -   $  133,015
                                    =============  ==============  ===========  ===========
LIABILITIES AND
   STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
   Accounts payable and
     accruals                       $        100   $      14,872   $        -   $   14,972
   Taxes payable                               -          18,843            -       18,843
   Deferred revenue                            -          11,346            -       11,346
                                    -------------  --------------  -----------  -----------
Total                                        100          45,061            -       45,161

STOCKHOLDERS' EQUITY
   Preferred stock                             -               -            -            -
   Common stock                           56,450          16,000      (63,885)       8,565
   Additional paid-in capital            184,447          36,649       63,885      284,981
   Retained (deficit)                   (240,997)         35,305            -     (205,692)
                                    -------------  --------------  -----------  -----------
Total                               $          -   $     133,015   $        -   $  133,015
                                    =============  ==============  ===========  ===========

                                     13

                       Global Web, Inc. and Subsidiary
                    Proforma Consolidated Balance Sheets
                              December 31, 1997

                                     Global Web    Global Web Inc.
                                         Inc.      Subsidiary      Adjustments  Total
                                    -------------  --------------  -----------  -----------
ASSETS:
  Cash and short term deposits      $          -   $       2,639   $        -   $    2,639
  Prepaid expenses and other
      current assets                           -               -            -            -
                                    -------------  --------------  -----------  -----------
Total                                          -           2,639            -        2,639

CAPITAL ASSETS                                 -          38,994            -       38,994
                                    -------------  --------------  -----------  -----------
Total                               $          -   $      41,633   $        -   $   41,633
                                    =============  ==============  ===========  ===========

LIABILITIES AND
   STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
   Accounts payable and
     accruals                       $          -   $       2,835   $        -   $    2,835
   Taxes payable                             870           6,116            -        6,986
   Deferred revenue                            -          17,421            -       17,421
                                    -------------  --------------  -----------  -----------
Total                                        870          26,372            -       27,242
STOCKHOLDERS' EQUITY
   Preferred stock                             -               -            -            -

   Common stock                           56,450          16,000      (63,885)       8,565
   Additional paid-in capital            183,577          36,649       63,885      284,111
   Retained (deficit)                   (240,897)        (37,388)           -     (278,285)
                                    -------------  --------------  -----------  -----------
Total                               $         -    $      41,633   $        -   $   41,633
                                    =============  ==============  ===========  ===========

                                     14

                       Global Web, Inc. and Subsidiary
               Proforma Consolidated Statements of Operations
                    For the Quarter Ended March 31, 1999

                                     Global Web    Global Web Inc.
                                         Inc.      Subsidiary      Adjustments  Total
                                    -------------  --------------  -----------  -----------
INCOME                              $          -   $     615,871   $        -   $  615,871

EXPENSES
   Selling, Administrative
     and General                               -         608,899            -      608,899
                                    -------------  --------------  -----------  -----------
Net Income (Loss) Before
   Taxes                                       -           6,972            -        6,972

Taxes                                          -           1,400            -        1,400
                                    -------------  --------------  -----------  -----------
Net (Loss) Income                   $          -   $       5,572   $        -   $    5,572
                                    =============  ==============  ===========  ===========

                                     15

                       Global Web, Inc. and Subsidiary
               Proforma Consolidated Statements of Operations
                    For the Year Ended December 31, 1998

                                     Global Web    Global Web Inc.
                                         Inc.      Subsidiary      Adjustments  Total
                                    -------------  --------------  -----------  -----------
INCOME                              $          -   $   1,180,652   $        -   $1,180,652

EXPENSES
   Selling, Administrative
     and General                               -       1,099,133            -    1,099,133
                                    -------------  --------------  -----------  -----------
Net Income (Loss) Before
   Taxes                                       -          81,519            -       81,519

Taxes                                        100           8,826            -        8,926
                                    -------------  --------------  -----------  -----------
Net (Loss) Income                   $       (100)  $      72,693   $        -   $   72,593
                                    =============  ==============  ===========  ===========
                                     16


                       Global Web, Inc. and Subsidiary
               Proforma Consolidated Statements of Operations
                    For the Year Ended December 31, 1997

                                     Global Web    Global Web Inc.
                                         Inc.      Subsidiary      Adjustments  Total
                                    -------------  --------------  -----------  -----------
INCOME                              $          -   $     110,190   $        -   $  110,190

EXPENSES
   Selling, Administrative
     and General                              45         147,578            -      147,623
                                    -------------  --------------  -----------  -----------
Net Income (Loss) Before
   Taxes                                     (45)        (37,388)           -      (37,433)

Taxes                                        100               -            -          100
                                    -------------  --------------  -----------  -----------
Net (Loss) Income                   $       (145)  $     (37,388)  $        -   $  (37,533)
                                    =============  ==============  ===========  ===========
                                     17

                 Global Web, Inc. and Subsidiary
            Proforma Consolidated Financial Statements
                     Statement of Assumptions

1 - Basis of Presentation

  The purpose of the presentation of the proforma consolidated financial statements of Global Web, Inc. (a Utah Corporation) is to show the financial position and results of operations as if the two corporations, Global Web, Inc. (a Utah Corporation) and Global Web, Inc. (a Nevada Corporation) were combined as one entity for the period for the two years 1998 and 1997 and for the first quarter 1999.

  Separate columns are used to show the financial position and results or operations of each company separately, adjustments, if any between the two companies, and the resulting totals from both companies.

  Global Web, Inc. (Utah) acquired all of the outstanding stock of Global Web, Inc. (Nevada) as of March 9, 1999. The end result being that of Global Web, Inc. (Utah) as a parent corporation, with Global Web, Inc. (Nevada) being its wholly owned subsidiary.

  This transaction was accounted for as a "pooling of interest" method for the business combination.

                         GLOBAL WEB, INC.

                       Financial Statements

                        December  31, 1998

                  <Letterhead of ORTON & COMPANY
                 _______________________________
                   Certified Public Accountants
                    A Professional Corporation
     50 West Broadway, Suite 1130, Salt Lake City, Utah 84101
                (801)537-7044, Fax (801) 363-0615>

                   INDEPENDENT AUDITOR'S REPORT



To the Stockholders of
Global Web, Inc.


We have audited the accompanying balance sheet of Global Web, Inc. as of December 31, 1998 and 1997 and the related statement of operations, stockholders' equity, and cash flows for the periods then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Global Web, Inc. as of December 31,1998 and 1997 and the results of its operations and its cash flows for the periods then ended in conformity with generally accepted accounting principles.



/s/ Orton & Company


Orton & Company
Salt Lake City, Utah
February 13, 1999

                         Global Web, Inc.
                          Balance Sheets

                              ASSETS
                             -------
                                                       December 31,
                                                  1998              1997
                                              ---------------  --------------
CURRENT ASSETS

    Cash                                      $    2,189       $     2,639
    Accounts Receivable (Net of $0 allowance
      for Doubtful account)                       16,744                -
     Prepaid Expenses                             53,235                -
     Inventory (Note 1)                            7,836                -
                                              ---------------  -------------
                                                  80,004             2,639

PROPERTY PLANT & EQUIPMENT (NOTE 1)               53,011            38,994
                                              ---------------  --------------
    TOTAL ASSETS                              $  133,015       $    41,633
                                              ===============  ==============

               LIABILITIES AND STOCKHOLDERS' EQUITY
              -------------------------------------
CURRENT LIABILITIES

    Accounts payable & accrued expenses       $   14,872       $     2,835
    Taxes payable                                 10,117             6,116
    Income taxes payable (Note 1)                  8,726               -
    Deferred revenue (Note 5)                     11,346            17,421
                                              ---------------  --------------
                                                  45,061            26,372

CONTINGENCIES (Note 6)                                 -               -

STOCKHOLDERS' EQUITY

    Preferred Stock 5,000,000 shares
       authorized, $.001 par value,
        0 shares outstanding                           -               -
    Common Stock 45,000,000 shares
       authorized at $.001 par value;
       16,000,000 shares issued and
       outstanding                                16,000            16,000
    Capital in Excess of Par Value                36,649            36,649
    Retained (Deficit) Earnings                   35,305           (37,388)
                                              ---------------  --------------
    Total Stockholders' Equity                    87,954            15,261
                                              ---------------  --------------
    TOTAL LIABILITIES AND
         STOCKHOLDERS' EQUITY                 $  133,015       $    41,633
                                              ===============  ==============

The accompanying notes are an integral part of these financial statements.

                         Global Web, Inc.
                     Statement of Operations

                                               For the        For the Period
                                              Year Ended      August 14, 1997
                                              December  31,    to December 31,
                                                1998               1997
                                              ---------------  --------------
REVENUE

    Internet & Seminar Services               $    1,180,652   $     110,190

EXPENSES

    Selling, General & Administrative              1,099,133         147,578
                                              ---------------  --------------
            Total Expenses                         1,099,133         147,578
                                              ---------------  --------------
NET INCOME (LOSS) - Before Taxes              $       81,519    $    (37,388)

    Taxes (Note 1)                                     8,826              -
                                              ---------------  --------------
INCOME (LOSS)                                 $       72,693    $    (37,388)
                                              ===============  ==============

The accompanying notes are an integral part of these financial statements.

                         Global Web, Inc.
                Statement of Stockholders' Equity
                From August 14, 1997 (Inception)
                       through December  31, 1998

                                                                 Capital in
                                        Common       Common      Excess of     Retained
                                        Shares       Stock       Par Value     Deficit
                                      ------------- ------------ ------------- -------------
Balance, August 14, 1997                         -  $         -  $          -  $          -

Shares issued for cash
   at $.001 per share                   16,000,000       16,000             -             -

Equipment contributed by
   shareholders (Note 2)                         -            -        36,649             -

Loss for the period                              -            -             -       (37,388)
                                      ------------- ------------ ------------- -------------
Balance, December 31, 1997              16,000,000   $   16,000  $     36,649  $    (37,388)

Income for the period                            -            -             -        72,693
                                      ------------- ------------ ------------- -------------
Balance, December 31, 1998              16,000,000   $   16,000  $     36,649  $     35,305
                                      ============= ============ ============= =============

  The accompanying notes are an integral part of these financial statements.
                                       5

                         Global Web, Inc.
                     Statement of Cash Flows



                                           For the Period    For the Period
                                               Ended       August 17, 1997 to
                                             December 31,      December 31,
                                               1998                1997
                                           --------------- ------------------
CASH FLOWS FROM
     OPERATING ACTIVITIES
        Net Income (Loss)                  $       72,693  $         (37,388)
        Depreciation                               30,650             12,780
        Increase in Accounts Receivable           (16,744)
        Increase in Accounts Payable               12,037              2,835
        Increase in Taxes Payable                  12,727              6,116
        Increase in Deferred Revenue               (6,075)            17,421
        Increase in Prepaid Expenses              (53,235)                -
        Increase in Inventory                      (7,836)                -
                                           --------------- ------------------
                                                   44,217              1,764
CASH FLOWS FROM
    INVESTING ACTIVITIES
        Purchase of Fixed Assets                  (44,667)           (15,125)
                                           --------------- ------------------
                                                  (44,667)           (15,125)
CASH FLOWS FROM
    FINANCING ACTIVITIES
        Issuance of Common Stock for Cash              -              16,000
                                           --------------- ------------------
                                                       -              16,000
INCREASE (DECREASE) IN CASH
    AND CASH EQUIVALENTS                            (450)              2,639

CASH AND CASH EQUIVALENTS
   AT THE BEGINNING OF PERIOD                      2,639                  -
                                           --------------- ------------------
CASH AND CASH EQUIVALENTS
    AT END OF PERIOD                       $       2,189   $           2,639
                                           =============== ==================

CASH PAID DURING THE PERIOD FOR:
        Interest                           $          -    $              -
        Income Taxes                       $         100   $              -

The accompanying notes are an integral part of these financial statements.

                         Global Web, Inc.
                Notes to the Financial Statements

NOTE 1-  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       Global Web, Inc. (The Company) was created on August 14, 1997 in the state of Utah. The Company is in the business of providing design, hosting, and consultation services for web pages on the internet.

       In October 1997, the Company created and merged with a Nevada subsidiary by the same name. The Company now is a Nevada corporation with Utah operations.

       The Nevada corporation was created with two classes of stock:
45,000,000 shares authorized of common stock and 5,000,000 shares of preferred stock, each with $.001 par value. The preferred stock has the voting rights of one thousand votes per share, but has no preferences or rights as to dividends, redemptions, dissolutions, distributions, conversions, or exchanges.

    Income Taxes
    ------------

       The Company adopted Statement of Financial Standards No. 109 "Accounting for Income taxes" in the fiscal year ended December 31, 1997.

         Statement of Financial Accounting Standards No. 109 " Accounting for Income Taxes" requires an asset and liability approach for financial accounting and reporting for income tax purposes. This statement recognizes
(a) the amount of taxes payable or refundable for the current year and (b) deferred tax liabilities and assets for future tax consequences of events that have been recognized in the financial statements or tax returns.

         Deferred income taxes result from temporary differences in the recognition of accounting transactions for tax and financial reporting
purposes.   There were no temporary differences at December 31, 1998 and earlier years; accordingly, deferred tax liabilities have not been recognized for any year.

         The Company has cumulative net operating loss carryforwards of $37,388 at December 31, 1997. For 1997, the Company did not recognize a tax benefit from the net operating loss that could offset future taxable income since the history of the Company was so new and future profitability uncertain. For 1998, the Company has recognized the benefit of the 1997 net operating loss carryforward in 1998 income. The effect of the 1997 net operating loss carryforward on 1998 net income amounts to an increase of net income of $5,813. The income tax expense without the net operating loss carryforward that would be reported for the period ended December 31, 1998 would have been $14,539 instead of $8,726.

                         Global Web, Inc.
                 Notes to the Financial Statements

NOTE 1-  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    Cash and Cash Equivalents
    -------------------------

        For the purposes of the statements of cash flows, cash and cash equivalents are defined as demand deposits at banks and certificates of deposits with maturities less than three months.

    Property and Equipment
    ----------------------

        Property and equipment are recorded at cost. Repairs and maintenance are charged to operations, and renewals and additions are capitalized.

    Property and equipment consists of the following:

                                                December  31,
                                           1998            1997

    Computer Equipment                    $   66,289    $  32,584
    Furniture & Office Equipment              30,152       19,190
                                          -----------   ----------
                                              96,441    $  51,774
    Less: Accumulated Depreciation           (43,430)     (12,780)
                                          -----------   ----------
                                          $   53,011    $  38,994
                                          ===========   ==========

        Depreciation is based on the estimated useful life of the asset either on a straight line basis (Furniture & Office Equipment) or declining balance basis (Computer Equipment). Computers are being depreciated over 3 years, while furniture and office equipment are being depreciated over 5 years.

       Depreciation expense for 1997 was $12,780. Depreciation expense for 1998 was $30,650.

    Inventory
    ---------

       Inventory consists of printed marketing and seminar materials. Inventory is stated at cost.

NOTE 2  - RELATED PARTY TRANSACTIONS

        During 1997, the shareholders of the Company donated various pieces of furniture and computer equipment for use in the business, The Equipment was valued at cost or their market value, whichever was lower.

NOTE 3 - USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. In these financial statements, assets, liabilities and earnings involve extensive reliance on management's estimates. Actual results could differ from those estimates.

                           Global Web, Inc.
                  Notes to the Financial Statements


NOTE 4 - FAIR VALUES OF FINANCIAL INSTRUMENTS

        The following listing of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, "Disclosure About Fair Value of Financial Instruments", The carrying amounts and fair value of the Company's financial instruments at December 31, 1998 and 1997 are as follows:

                                December  31, 1998      December 31, 1997
                                ----------------------  ----------------------
                                Carrying       Fair     Carrying    Fair
                                Amounts        Values   Amounts     Values
                                ------------- --------- ----------  ----------
    Cash and Cash Equivalents   $      2,189  $  2,189  $   2,639   $   2,639

        The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

    Cash and Cash Equivalents
    -------------------------

        The carrying amounts reported on the balance sheet for cash and cash equivalents approximate their fair value.

NOTE 5 - DEFERRED REVENUE

        The Company provides internet services on a monthly prepaid basis. Deferred revenue represents part of services that have been collected and services to be provided for January 1998 and 1999, respectively.

NOTE 6 - CONTINGENCIES

       In July 1998, Global Web, Inc. a Nevada corporation and a wholly owned subsidiary of the Company, Brae Burbidge and Lee Burbidge were named as defendants in an adversary proceeding complaint filed in a bankruptcy proceeding of LaserVend, Inc. The litigation is in the federal bankruptcy court in Utah and is captioned Gary E. Jubber v. Brae Burbidge et al. having docket number Bankruptcy No. 97A-26878 and Adversary Proceeding No. 98PA-2239. The action seeks to recover the value of an asset which it is claimed was taken from LaserVend. Management believes the claims lack merit and intend to vigorously defend the allegations. Even though the attorney representing the Defendants believes that the defense of the litigation will be successful, no assurance can be given that when the matters are adjudicated that the defendants will not be found to have liability and have damages assessed against them individually or collectively including the Company's wholly owned subsidiary.

EXHIBITS

No.     Description

3(i)    Articles of Incorporation
 (ii)   Amendments to Articles of Incorporation
 (iii)  Bylaws
10      Stock Purchase Agreement
27      Financial Data Summary

Signatures

  In accordance with Section 12 of the Securities Exchange act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                             Global Web, Inc.
                             Date August 6, 1999.

                             By s/Brae Burbidge
                             ------------------------
                             Brae Burbidge, President and Chief
                             Financial officer